UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2024

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 5, 2024, SciSparc Ltd. (the “Company”), received written notice (the “Notice”) from Dekel Pharmaceuticals Ltd. (“Dekel”) for the termination of the license agreement dated May 20, 2015, as amended on August 19, 2015, September 17, 2017, and July 14, 2019, by and between the Company and Dekel (as amended, the “License Agreement”), under which the Company was granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. The foregoing material terms of the License Agreement are not complete and are qualified in their entirety by reference to the full text thereof, which were filed as Exhibits 4.4, 4.7 and 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023.

The Notice provides for the termination of the License Agreement by Dekel, effective immediately, based on the Company’s alleged breach of its material contractual obligations under the License Agreement, by allegedly failing to provide Dekel with certain reports regarding the licensed products under the License Agreement.

The Company disagrees and rejects Dekel’s allegations as set forth in the Notice. The Company intends to defend itself vigorously, should that be necessary, and is assessing the effects, if any, on the Company’s business.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 12, 2024	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer and Chief Financial Officer

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